                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


                [ X ] Annual Report Pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934


                      For the year ended December 31, 2000


         ZEBRA TECHNOLOGIES CORPORATION PROFIT SHARING AND SAVINGS PLAN
         --------------------------------------------------------------
                            (Full title of the Plan)



                         ZEBRA TECHNOLOGIES CORPORATION
                         ------------------------------
            (Exact name of issuer of securities pursuant to the Plan)


            DELAWARE                                          36-2675536
            --------                                          ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)



               333 CORPORATE WOODS PARKWAY, VERNON HILLS, IL 60061
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)



                                 (847) 634-6700
                                 --------------
              (Registrant's telephone number, including area code)

                          INDEPENDENT AUDITORS' REPORT



The Plan's Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP







June 20, 2001

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                   DECEMBER 31,   DECEMBER 31,
                                                       2000           1999
                                                   ------------  -------------
                ASSETS:
   Investments, at fair value                      $33,311,179     $27,945,668

   Receivables
        Employer contributions                       1,335,013       1,083,156
        Employee contributions                         116,127          45,222
                                                   ------------  -------------
            Total receivables                        1,451,140       1,128,378
                                                   ------------  -------------

   Cash and cash equivalents                               630             295
                                                   ------------  -------------
              NET ASSETS AVAILABLE FOR BENEFITS    $34,762,949     $29,074,341
                                                   ============  =============

See accompanying notes to financial statements.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                                    DECEMBER 31,    DECEMBER 31,
                                                                       2000             1999
                                                                    ------------    ------------
Contributions:
     Participant                                                    $  4,450,725    $  2,328,060
     Employer matching                                                 1,127,540         650,511
     Employer profit sharing                                           1,300,555       1,071,348
                                                                    ------------    ------------
         Total contributions                                           6,878,820       4,049,919
                                                                    ------------    ------------

Distributions:
     Benefit payments                                                  2,255,829       1,808,215
                                                                    ------------    ------------
         Total distributions                                           2,255,829       1,808,215
                                                                    ------------    ------------

Earnings (losses):
     Interest income                                                     154,527          83,760
     Dividend income                                                   2,508,214       1,565,262
     Net appreciation (depreciation) in fair value of investments     (6,168,497)      3,700,196
                                                                    ------------    ------------
                                                                      (3,505,756)      5,349,218
                                                                    ------------    ------------
Other:
     Transfer from Eltron Plan                                         4,571,373            --
                                                                    ------------    ------------

              Net increase                                             5,688,608       7,590,922
                                                                    ------------    ------------

Net assets available for benefits:
     Beginning of year                                                29,074,341      21,483,419
                                                                    ------------    ------------
     End of year                                                    $ 34,762,949    $ 29,074,341
                                                                    ============    ============

See accompanying notes to financial statements.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)   DESCRIPTION OF PLAN
      The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            GENERAL
            The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In October 1998, the Company merged with Eltron International, Inc. Effective January 1, 2000, the plan assets of Eltron's profit sharing plan were merged into the Plan.

            CONTRIBUTIONS
            Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. The Plan permits discretionary contributions by the Company. During 2000 and 1999, the Company contributed approximately $1.3 million and $1.1 million, respectively, under the profit sharing provision of the Plan and approximately $1.1 million and $651,000, respectively, under the matching provision of the Plan.

            NUMBER OF PARTICIPANTS
            As of December 31, 2000, a total of 1,607 employees participated in the Plan.

            VESTING
            Participant contributions, and earnings thereon, vest immediately. Employer contributions, and earnings thereon, vest ratably over five years, as follows:



                                                              PERCENT
                                                              VESTED
                                                            ------------
Less than one year                                               --%
One year                                                         20
Two years                                                        40
Three years                                                      60
Four years                                                       80
Five years or more                                              100
                                                            ============

            PAYMENT OF BENEFITS
            Benefits are recorded when paid. Payment of benefits is in the form of lump sum distributions.

            HARDSHIP/WITHDRAWALS
            Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

            LOANS TO PARTICIPANTS
            Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000.

            TERMINATION OF THE PLAN
            The Company has not expressed any intent to terminate the Plan. It may do so at any time, however, subject to the provisions of ERISA.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF PRESENTATION
          The accompanying financial statements have been prepared on the accrual basis of accounting.

            INVESTMENTS
            The Plan adopted the American Institute of Certified Public Accountants' Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) in 1999. Accordingly, the Plan's financial statements do not present information previously required to be disclosed about participant-directed fund investment programs.

            Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the plan at year-end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis.

            USE OF ESTIMATES
            The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

            BENEFITS
            Payments of benefits are recorded when paid.

            NEW ACCOUNTING PRONOUNCEMENTS
            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS No. 133"). SFAS No. 133 requires an entity to recognize all derivatives and measure those instruments at fair value.

            SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

(3)   FEDERAL INCOME TAXES
      The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 17, 1993, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan's trustees are not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(4)   ADMINISTRATIVE EXPENSES
      Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures, the Company pays such expenses. The Company paid expenses in the amount of $53,515 for the year ended December 31, 2000, and $31,547 for the year ended December 31, 1999.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(5)   NET ASSETS AVAILABLE FOR PLAN BENEFITS
      Amounts as presented in the accompanying financial statements will differ from the amounts reported in Form 5500, because of benefits payable to terminated and retired participants. Amounts to be paid from net assets available for plan benefits to withdrawing participants totaled $24,735 and $23,487 at December 31, 2000 and 1999, respectively, and will be recorded as benefits payable on the Form 5500 but not on the accompanying financial statements.

(6)   INVESTMENTS
      The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

                                              2000           1999
                                          -----------   -----------
      AIM Value Fund                      $ 5,647,220   $ 5,181,265
      Alex. Brown Money Market Fund         3,993,105     2,689,035
      GAM International Fund                2,017,124     2,057,296
      MAS Value Fund                        3,825,181     2,828,723
      Putnam New Opportunities Fund         7,332,956     8,137,933
      Strong Government Securities Fund     2,916,976     2,922,656
                                          -----------   -----------
                                          $25,732,562   $23,816,908
                                          ===========   ===========

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,168,497 in 2000 and appreciated in value by $3,700,196 in 1999, as follows:

                                                        2000           1999
                                                     -----------    -----------
      Mutual funds                                   $(5,586,490)   $ 3,212,047
      Common stock of Zebra Technologies Corporation    (582,007)       488,149
                                                     -----------    -----------
                                                     $(6,168,497)   $ 3,700,196
                                                     ===========    ===========

(7)     TRANSACTIONS WITH RELATED PARTIES
        The Zebra Stock Fund contained 38,688 shares of the Company's common stock at December 31, 2000 and 14,788 shares at December 31, 1999, with fair values of $1,578,470 and $865,098, respectively.

                                                                     SCHEDULE 1


                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2000



                                                UNITS/NUMBER
                                                 OF SHARES        FAIR VALUE
                                               -------------  ----------------
                   DESCRIPTION
      AIM Balance Fund                                55,540    $   1,671,205
      AIM Value Fund                                 451,417        5,647,220
      Alex. Brown Money Market Fund                3,993,105        3,993,105
      Fidelity Low Priced Fund                        58,611        1,355,078
      GAM International Fund                         101,363        2,017,124
      MAS Value Fund                                 258,983        3,825,181
      Putnam New Opportunities Fund                  125,093        7,332,956
      Strong Government Securities Fund              275,446        2,916,976
      Vanguard Index 500 Fund                         13,787        1,680,097
      Zebra Stock Fund*                               38,688        1,578,470
      Participant loans, 7 3/4%-9%, maturing
         January 2000 through September 2013              --        1,293,767
                                               =============  ----------------

       NET ASSETS HELD FOR INVESTMENT PURPOSES                  $  33,311,179
                                                              ================

*Denotes party-in-interest.

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Zebra Technologies Corporation
                                           Profit Sharing and Savings Plan

July 3, 2001                          By:  /s/ EDWARD KAPLAN
                                           ---------------------------------
                                           Edward Kaplan
                                           Plan Trustee